UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60828/October 15, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13605

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| | |
|---|---|
| In the Matter of | : |
| | :   ORDER MAKING FINDINGS AND |
| VALUE MERCHANTS, INC., | :   REVOKING REGISTRATIONS BY |
| VARNER TECHNOLOGIES, INC. | :   DEFAULT |
| (F/K/A PEPPERMILL CAPITAL CORP.), | : |
| VERONEX TECHNOLOGIES, INC., | : |
| VIAGRAFIX CORP., | : |
| VIAPAY LIMITED | : |
| (F/K/A INTERFACE E.COM, INC.) | : |

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      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 28, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by September 8, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The time for filing Answers has expired and no Answers have been received.

      By Order dated September 21, 2009, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The time for filing replies to the Order to Show Cause has expired and no replies have been received. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

      Value Merchants, Inc. (Value Merchants) (CIK No. 814228), is a delinquent Wisconsin corporation located in Milwaukee, Wisconsin, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Value Merchants is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 28, 1995, which reported a net loss of $6,570,000 for the prior seventeen weeks. On December 13, 1993, the company filed a Chapter 11 petition in the

U.S. Bankruptcy Court for the Eastern District of Wisconsin, and the case was terminated on July 9, 2002.

Varner Technologies, Inc. (f/k/a Peppermill Capital Corp.) (Varner Technologies) (CIK No. 1063653), is a revoked Nevada corporation located in Chesterfield, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Varner Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $1,447,861 for the prior nine months.

Veronex Technologies, Inc. (Veronex Technologies) (CIK No. 781894), is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Veronex Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A for the period ended February 28, 1999.

ViaGrafix Corp. (ViaGrafix) (CIK No. 1051556) is a dissolved Oklahoma corporation located in Pryor, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ViaGrafix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1999, which reported a net loss of $1,261,000 for the prior six months. On July 23, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on September 7, 2004.

Viapay Limited (f/k/a Interface e.com, Inc.) (Viapay) (CIK No. 1084373) is a permanently revoked Nevada corporation located in Longford, Heathrow, Great Britain, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Viapay is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended March 31, 2001, which reported a net loss of $2,187,835 for the prior three months.

All of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires certain foreign private issuers to furnish quarterly and other material reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Value Merchants, Inc., Varner Technologies, Inc. (f/k/a Peppermill Capital Corp.), Veronex Technologies, Inc., ViaGrafix Corp., and Viapay Limited (f/k/a Interface e.com, Inc.) are revoked.

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James T. Kelly
Administrative Law Judge